

February 24, 2023

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

> **Re: Webus International Ltd.**
> **Registration Statement on Form F-1**
> **Filed Feburary 10, 2023**
> **File No. 333-269684**

Dear Zheng Nan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 53

1. We note that you removed disclosure that was responsive to comment 5 from our December 22, 2022 letter in this public filing. Accordingly, we re-issue such comment. In particular, please disclose if at some point as you have the personal information of more than one million users after listing, or if you believe at any repeat registration statement, or merger, restructuring or other transaction you could be subject to a Cybersecurity Review or must report for such a review at that time.

Liquidity and Capital Resources, page 89

2.   We note your disclosure that "[a]s of the date of this prospectus, [you] have mortgaged a building of RMB34,791,400 ($5,044,279) to obtain line of credit from Rural Commercial Bank in the amount of RMB7,000,000 ($1,014,905) with a three-year term from June 24, 2022 to June 23, 2025, and RMB5,200,000 ($753,929) with a five-year term from September 8, 2022 to September 7, 2027." Please expand your disclosure to describe all the material terms of the agreements underlying these lines of credit. In addition, file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K.

Regulations Relating to Cyber Security and Data Security
The Measures for Security Assessment for Outbound Data Transfer , page 114

3.   We note that you removed disclosure that was responsive to comment 9 from our December 22, 2022 letter in this public filing. Accordingly, we re-issue such comment. In particular, we note your disclosure that you do not anticipate transfering any user information outside of the PRC after the offering. Please revise to discuss instances when you would need to transfer user data outside of the PRC, if applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.